SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC 20549

                              SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                           (Amendment No. 1)<F1>

                            Kinark Corporation
                             (Name of Issuer)

                      Common Stock, $.10 par value
                     (Title of class of securities)

                               494474-10-9
                              (CUSIP number)

                              Lee A. Walker
          202 Ocean Avenue, Richardson, TX  75081; (214) 238-8328
               (Name, address and telephone number of person
              authorized to receive notices and communications)

                              April 1, 1996
          (Date of event  which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement   [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4 Pages)
[FN]
<F1> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
[/FN]
                                                                 SCHEDULE 13D



CUSIP NO. 494478-10-9                   13D                 PAGE 2 OF 4 PAGES



1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Lee A. Walker

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [ ]
                                                                      (b)  [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) OR 2(e)                                                          [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

NUMBER OF           7    SOLE VOTING POWER
SHARES                   500
BENEFICIALLY
OWNED BY            8    SHARED VOTING POWER
EACH                     0
REPORTING
PERSON WITH         9    SOLE DISPOSITIVE POWER
                         500

                    10   SHARED DISPOSITIVE POWER
                         0

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
     500

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     less than .1%

14   TYPE OF REPORTING PERSON*
     IN

                         KINARK CORPORATION
                      (CUSIP NO. 494474-10-9)


By this Amendment No. 1 to Schedule 13D, Lee A.Walker hereby amends her previously filed statement on Schedule 13D, relating to the common stock, par value $.10 per share (the "Common Stock"), of Kinark Corporation, a Delaware corporation (the "Issuer"). Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect. Except as specifically provided herein, defined terms shall have the meaning specified in the Schedule 13D.


          Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Subsequent to the sale of Common Stock on April 1, 1996, reflected in this filing, Ms. Walker now beneficially owns 500 shares of the Issuer's Common Stock.

     (b) Ms. Walker has the sole power to vote and dispose of all 500 shares of Common Stock.

     (c) On April 1, 1996, Ms. Walker sold 119,965 shares of Common Stock to The Robert G. and Pauline B. Walker Revocable Trust (the "Original Trust"), 104,000 shares of Common Stock to The Pauline B. Walker Revocable Trust A ("Trust A") and 100,986 shares of Common Stock to The Robert G. Walker Revocable Trust B ("Trust B") at a purchase price of $2.90625 per share, for an aggregate purchase price of $944,388.84. The Original Trust, Trust A and Trust B are referred to collectively herein as, the "Trusts." The Trusts set-off the amount of the purchase price against the outstanding principal and accrued and unpaid interest due under those certain promissory notes, each dated December 22, 1995, made by Ms.Walker in favor of the Original Trust, Trust A and Trust B in the original principal amounts of $341,150.47, $295,750.00 and $248,178.94, respectively, and the balance of the purchase price was paid in cash by the Trusts.

     (d)  Not applicable.

     (e) On April 1, 1996, Ms. Walker ceased to be the beneficial owner of more than 5% of the outstanding shares of the Issuer's Common Stock.

                              SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   April 30, 1996
                                   (Date)


                                   /s/ Lee A. Walker
                                   (Signature)


                                   Lee A. Walker
                                   (Name)